Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)


                                                         Date: November 10, 2005

On November 9, 2005, after the close of business, the New York Stock Exchange, Inc. issued the following bulletin to its members:

                                      * * *

                           Special Membership Bulletin

                       [LETTERHEAD OF MARSHALL N. CARTER]


DATE:             NOVEMBER 9, 2005

TO:               NYSE MEMBERS

FROM:             MARSHALL N. CARTER

RE:               MOTION TO PREVENT NYSE MEMBER VOTE


As many of you have heard by now, William Higgins and nine co-plaintiffs filed a motion on November 7 to enjoin the vote on the NYSE/Archipelago transaction. Mr. Higgins' claims to you that he would not seek to stop the transaction or deprive members the right to vote are false. He and his attorneys have asked the court to do precisely that.

Mr. Higgins' further claim to you that he is merely seeking a new fairness opinion is false. He fails to tell you that the NYSE offered to mail to each member on his behalf the analysis of the transaction prepared by his own financial expert.

Mr. Higgins' portrayal of the role Goldman Sachs played in this transaction is false. We have disclosed in great detail the matchmaking role played by Goldman Sachs in the joint S-4 proxy statement/prospectus mailed to you. You are represented by a very capable Board with years of accumulated experience in negotiating and completing complex transactions. While Mr. Higgins attempts to make this transaction about Goldman Sachs rather than the future of the NYSE, the simple fact of the matter is that the transaction Goldman Sachs facilitated has resulted in the value of your seats tripling since the beginning of this year. Your seats are now trading at $3 million, and the imputed value of each seat, based on Archipelago's current share price, is over $4.5 million. The transaction is about far more than immediate gain; the merger also creates a platform for continuing growth in the Exchange as the world's premier securities marketplace.

The notion put forward by Mr. Higgins that his motion to enjoin the vote and force other changes will produce only a slight delay in the transaction is ludicrous and false. Among other things, his lawsuit calls for the Exchange to hire another independent advisor, obtain another fairness opinion, renegotiate the transaction with Archipelago (despite Archipelago's clear statements that they will not accept less than 30% of the combined company), and rewrite the S-4 to conform to his views. Undertaking these steps would take months. The costs of defending against this baseless litigation are rapidly approaching the $7 million mark. Complying with the suit's unreasonable demands would waste millions more, all of it money we could not pay to you in a permitted dividend.

Your Board is not empowered to consummate the Archipelago transaction without your approval. It is up to you to accept or reject this transaction.

Mr. Higgins knows he cannot persuade the membership to reject the NYSE/Archipelago transaction, not only because the proposed transaction has already produced outstanding returns to members, but also because it holds tremendous promise to transform the Exchange to the benefit of all its constituencies. If you believe Mr. Higgins' claims or you simply don't like the terms of the transaction, you are fully within your rights to vote no on the transaction. Your Board believes after careful analysis that this is the correct strategic direction for the NYSE and that it is wrong for Mr. Higgins to seek to prevent you from exercising your right to consider this transaction.

We will continue to fight to make sure your voices are heard on December 6 at our Special Membership Meeting. Our competitors are not standing still, and we will remain focused on completing this transaction as soon as possible. WE ASK YOU TO CAREFULLY REVIEW THE PROXY/PROSPECTUS AND VOTE FOR THE MERGER...AND FOR YOUR FUTURE, AS SOON AS POSSIBLE.

          IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.


NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention:
Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.


The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).


You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.